Fact Sheet for Term Sheet No. 2183BK Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated September 9, 2014
Phoenix Autocallable Securities Linked to the Common Stock of Anadarko Petroleum Corporation due September 30, 2015
Automatic Call if Stock Price at or above Initial Price on an Observation Date, Contingent Coupon, full downside exposure if Final Price less than Trigger Price

General

The Phoenix Autocallable Securities (the "**securities**") are linked to the performance of the common stock of Anadarko Petroleum Corporation (the "**Underlying**") and may pay a Contingent Coupon on a quarterly basis at a rate of 12.10% per annum. The Contingent Coupon will be payable on a Coupon Payment Date **only** if the Stock Price of the Underlying on the applicable Observation Date is greater than or equal to the Coupon Barrier, which is equal to 80.00% of the Initial Price. The Stock Price refers to (i) the Closing Price of the Underlying in the case of any Observation Date other than the final Observation Date and (ii) the Final Price (calculated in reference to the Averaging Dates) in the case of the final Observation Date. The securities will be automatically called if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Initial Price. The securities will cease to be outstanding following an Automatic Call and no Contingent Coupon will accrue or be payable following the Call Settlement Date. If the securities are automatically called, investors will receive a cash payment per $1,000 Face Amount of securities on the applicable Call Settlement Date equal to the Face Amount *plus* the Contingent Coupon otherwise due on such date. However, investors should be willing to lose a significant portion or all of their initial investment if the securities are not automatically called and the Final Price is less than the Trigger Price, which is equal to 80.00% of the Initial Price. Any payment on the securities is subject to the credit of the Issuer.

Note Characteristics

- Automatic Call if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Initial Price
- Receive the Contingent Coupon only if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Coupon Barrier
- Full downside exposure if the Final Price is less than the Trigger Price

Risk Considerations

- Appreciation potential limited to the Face Amount plus the Contingent Coupons regardless of any increase in the price of the Underlying.
- Potential early exit as a result of the Automatic Call feature.
- You will lose a significant portion or all of your investment if the securities are not automatically called and the Final Price is less than the Trigger Price.
- Any payment on the securities is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Contingent Coupon Payment

First Observation Date: Is Stock Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$30.25 on the first Coupon Payment Date
Second Observation Date: Is Stock Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$30.25 on the second Coupon Payment Date
Third Observation Date: Is Stock Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$30.25 on the third Coupon Payment Date
Final Observation Date: Is Stock Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$30.25 on the last Coupon Payment Date (Maturity Date)
No
See Payment at Maturity on the following page

Summary of Indicative Terms

CUSIP:	25152RQA4
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 12 months, 2 weeks
Underlying:	Common stock of Anadarko Petroleum Corporation (Ticker: APC)
Face Amount:	$1,000
Contingent Coupon:	• **If the Stock Price of the Underlying on any Observation Date is greater than or equal to the Coupon Barrier,** Deutsche Bank AG will pay you the Contingent Coupon per $1,000 Face Amount of securities applicable to such Observation Date on the related Coupon Payment Date. • **If the Stock Price of the Underlying on any Observation Date is less than the Coupon Barrier,** the Contingent Coupon per $1,000 Face Amount of securities applicable to such Observation Date will not be payable and Deutsche Bank AG will not make any payment to you on the related Coupon Payment Date. The Contingent Coupon will be a fixed amount based upon equal quarterly installments accrued at the Coupon Rate of 12.10% per annum, or $30.25 per $1,000 Face Amount of securities for each Coupon Payment.
Coupon Barrier:	80.00% of the Initial Price
Observation Dates:	December 26, 2014, March 26, 2015, June 25, 2015 and September 25, 2015 (last Averaging Date)
Coupon Payment Dates:	The third business day following the applicable Observation Date. For the final Observation Date, the Coupon Payment Date will be the Maturity Date.
Automatic Call:	The securities will be automatically called if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Initial Price. If the securities are automatically called, you will be entitled to receive a cash payment per $1,000 Face Amount of securities on the related Call Settlement Date equal to the Face Amount *plus* the Contingent Coupon otherwise due on such date. No Contingent Coupon will accrue or be payable following the Call Settlement Date
Call Settlement Date:	The third business day following the applicable Observation Date. For the final Observation Date, the Call Settlement Date will be the Maturity Date.
Payment at Maturity:	If the securities are not automatically called, the payment you will receive at maturity will depend on the performance of the Underlying on the Averaging Dates • If the Final Price is greater than or equal to the Trigger Price: $1,000 plus the Contingent Coupon otherwise due on such date • If the Final Price is less than the Trigger Price: $1,000 + ($1,000 x Underlying Return) *You will lose a significant portion or all of your investment at maturity if the Final Price is less than the Trigger Price.*
Underlying Return:	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Trigger Price:	80.00% of the Initial Price
Initial Price:	The Closing Price of the Underlying on the Trade Date.
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates
Stock Price:	For any Observation Date other than the final Observation Date, the Closing Price of the Underlying. For the final Observation Date, the Final Price.
Closing Price:	On any trading day, the last reported sale price of one share of the Underlying on the relevant exchange *multiplied* by the then-current Stock Adjustment Factor, as determined by the calculation agent.
Stock Adjustment Factor:	Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying. See "Description of Securities — Anti-Dilution Adjustments for Reference Stock" in the product supplement accompanying term sheet No. 2183BK.
Trade Date:	September 12, 2014
Settlement Date:	September 17, 2014
Averaging Dates:	September 21, 2015, September 22, 2015, September 23, 2015, September 24, 2015 and September 25, 2015
Maturity Date:	September 30, 2015
Fees and Commissions:	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the securities. The placement agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2183BK.

The Issuer's estimated value of the securities on the Trade Date is approximately $959.00 to $979.00 per $1,000 Face Amount of securities, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Securities" in the accompanying term sheet No. 2183BK for additional information.

For more information regarding this offering, please refer to the term sheet No. 2183BK on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010314006328/dp49329_fwp-ts2183bk.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
If the securities are not automatically called, for each $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call
If the securities are called on an Observation Date, the investor will receive a cash payment per $1,000 Face Amount of securities on the related Call Settlement Date equal to the Face Amount plus the Contingent Coupon otherwise due on such date. No Contingent Coupon will be payable following the Call Settlement Date.
Observation Date	Expected Call Settlement Date	Payment upon an Automatic Call (excluding Contingent Coupon)
December 26, 2014	December 31, 2014	$1,000.00
March 26, 2015	March 31, 2015	$1,000.00
June 25, 2015	June 30, 2015	$1,000.00
September 25, 2015 (last Averaging Date)	September 30, 2015 (Maturity Date)	$1,000.00

Hypothetical Payment at Maturity
The hypothetical returns set forth below reflect the $1,000 Face Amount of securities, the Coupon Barrier and Trigger Price of 80.00% of the Initial Price and assume that the securities are not automatically called. The actual Initial Price, Coupon Barrier and Trigger Price will be determined on the Trade Date.

Underlying Return	Payment at Maturity (excluding Contingent Coupon)	Return on the Securities at Maturity (excluding Contingent Coupons)
100.00%	N/A	N/A
80.00%	N/A	N/A
40.00%	N/A	N/A
20.00%	N/A	N/A
10.00%	N/A	N/A
0.00%	N/A	N/A
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-65.00%	$350.00	-65.00%
-85.00%	$150.00	-85.00%
-100.00%	$0.00	-100.00%

Selected Risk Factors
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the securities are not automatically called, you will receive a cash payment per $1,000 Face Amount of securities on the Maturity Date equal to the Face Amount plus the Contingent Coupon otherwise due on such date so long as the Final Price is greater than or equal to the Trigger Price. However, if the Final Price is less than the Trigger Price, for each $1,000 Face Amount of securities, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. In this circumstance, you will lose a significant portion or all of your investment at maturity. Any payment on the securities is subject to our ability to satisfy our obligations as they become due.
YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS CONTINGENT COUPONS (IF ANY) AND YOU SHOULD NOT EXPECT TO PARTICIPATE IN ANY INCREASE IN THE PRICE OF THE UNDERLYING — The securities will not pay more than the Face Amount, plus any accrued and unpaid Contingent Coupon, at maturity or upon an Automatic Call. You will not participate in any increase in the price of the Underlying even if the Final Price of the Underlying is greater than or equal to the Initial Price. The maximum payment upon an Automatic Call or Payment at Maturity will be the Face Amount per $1,000 Face Amount of securities (excluding Contingent Coupons), regardless of any increase in the price of the Underlying, which may be significant.
NO CONTINGENT COUPON WILL ACCRUE OR BE PAYABLE FOR ANY PERIOD IN WHICH THE STOCK PRICE OF THE UNDERLYING ON THE RELEVANT OBSERVATION DATE IS LESS THAN THE COUPON BARRIER — If the Stock Price of the Underlying on an Observation Date is less than the Coupon Barrier, you will not receive any Contingent Coupon for that entire period. You will receive the Contingent Coupon payment for a period only if the Stock Price of the Underlying on the relevant Observation Date is greater than or equal to the Coupon Barrier. If the Stock Price of the Underlying is less than the Coupon Barrier on each Observation Date, you will receive no Contingent Coupon payments during the entire term of the securities. Generally, non-payment of Contingent Coupons coincides with a greater risk of loss of your initial investment in the securities, because the price of the Underlying tends to be lower than the Trigger Price.
REINVESTMENT RISK — If your securities are automatically called, the term of the securities may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.
THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities, and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the securities and you could lose your entire investment.
THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities.  The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you and is expected to adversely affect the price at which you may be able to sell the securities in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.
INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE UNDERLYING — The return on the securities may not reflect the return you would have realized if you had directly invested in the Underlying. For instance, you will not participate in any potential increase in the price of the Underlying, which could be significant.
IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the Underlying. Changes in the market price of the Underlying may not result in a comparable change in the value of your securities.
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have.
ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE PRODUCT SUPPLEMENT ACCOMPANYING TERM SHEET NO. 2183BK — The calculation agent will make adjustments to the Stock Adjustment Factor for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all events that could affect the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor or any other terms of the securities that are in addition to, or that differ from, those described in the product supplement accompanying term sheet No. 2183BK to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying described in the product supplement accompanying term sheet No. 2183BK may be materially adverse to investors in the securities. You should read “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the product supplement accompanying term sheet No. 2183BK in order to understand the adjustments that may be made to the securities.
SINGLE STOCK RISK — The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” in the accompanying term sheet and the issuer’s SEC filings referred to in that section.
WE HAVE NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING — The issuer of the Underlying is not an affiliate of ours and is not involved in any way in any of our offerings of the securities pursuant to this fact sheet. Consequently, we have no control over the actions of the issuer of the Underlying, including any corporate actions of the type that would require the calculation agent to adjust the Stock Adjustment Factor, which may adversely affect the value of your securities. The issuer of the Underlying has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuer of the Underlying.
PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the securities, as well as any amount payable on the securities, may bear little relation to the historical closing prices of the Underlying and may bear little relation to the hypothetical return examples set forth in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.
ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET

TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this fact sheet is based on the full Face Amount of your securities, the Issuer's estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The Issuer's estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the securities on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.
In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.
THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The securities will not be listed on any securities exchange. There may be little or no secondary market for the securities.  We or our affiliates intend to act as market makers for the securities but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the securities when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which we or our affiliates are willing to buy the securities.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the securities.  If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has increased since the Trade Date.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — While we expect that, generally, the price of the Underlying will affect the value of the securities more than any other single factor, the value of the securities prior to maturity will also be affected by a number of other factors that may either offset or magnify each other.
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities.
WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Underlying to which the securities are linked.
POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities. The calculation agent will determine, among other things, all values and levels required to be determined for the purposes of the securities on any relevant date or time. The calculation agent also has some discretion about certain adjustments to the Stock Adjustment Factor, and will be responsible for determining whether a market disruption event has occurred and whether the securities are automatically called. Any determination by the calculation agent could adversely affect the return on the securities.
THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES — We intend to treat the securities for U.S. federal income tax purposes as prepaid financial contracts that are not debt, with associated contingent coupons that constitute ordinary income and that, when paid to a non-U.S. holder, are subject to 30% (or lower treaty rate) withholding. However, there is substantial uncertainty regarding the tax treatment of the securities. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 2183BK entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”
See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 2183BK for additional information.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 2183BK and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 2183BK and this fact sheet if you so request by calling toll-free 1-800-311-4409.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.